Filed by EMC Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Legato Systems, Inc.

Commission File No. 000-26130

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. (“Legato”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.

The following is a slide set to be used in presentations given by EMC’s and Legato’s management to the investment community.

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Welcome

Tony Takazawa
Director, EMC Global Investor Relations

© 2003 EMC Corporation. All rights reserved.

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Welcome

Tony Takazawa

Director, EMC Global Investor Relations

© 2003 EMC Corporation. All rights reserved. 1

Agenda

•	Joe Tucci, EMC President and CEO
–	EMC Strategic Rationale
•	David B. Wright, Legato Chairman, President and CEO
–	Legato Strategic Rationale
•	Bill Teuber, EMC Executive Vice President and CFO
–	Transaction Summary
•	Q&A

© 2003 EMC Corporation. All rights reserved. 2

Forward-Looking Statements

This presentation contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the acquisition (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC’s filings with the U.S. Securities and Exchange Commission.

© 2003 EMC Corporation. All rights reserved. 3

For More Information:

In connection with the proposed transaction, EMC and Legato intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and Legato are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, Legato and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and Legato with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, 2350 West El Camino Real, Mountain View, CA 94040 or via the web at http://portal1.legato.com/corporate_info/investors/.

LEGATO, its directors and executive officers may be deemed to be participants in the solicitation of proxies from LEGATO stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of LEGATO is set forth in LEGATO’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

© 2003 EMC Corporation. All rights reserved. 4

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EMC and Legato

Joe Tucci
EMC President & CEO

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EMC and Legato

Joe Tucci

EMC President & CEO

© 2003 EMC Corporation. All rights reserved. 5

1. EMC Preliminary 2Q03 Results

•	Evidence that our focus on automated networked storage is paying off

•	Revenues: Previous range $1.425B—$1.475B
–	Will be around the high end of range

•	EPS: Previously announced target of $0.03
–	Will meet or exceed by one cent

•	No additional comments at this time

•	Join us on July 16th for full details of 2Q03 results

© 2003 EMC Corporation. All rights reserved. 6

2. Agreement with BMC Software

Highlights:

EMC

•	EMC to acquire BMC PATROL Storage Manager assets

•	BMC to sell EMC ControlCenter

•	Furthers commitment to “openness”
–	EMC’s first pure software channel
–	Access to BMC’s great customer base

BMC

•	Allows BMC to totally focus on their “Business Service Management”

•	Customers in great hands with EMC’s customer service and support

•	Offers a more integrated Systems/Storage Management Solution

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3. EMC's Acquisition of Legato

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3. EMC’s Acquisition of Legato

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Strategic Acquisition Criteria

Leading Technology
Customer Base
Distribution & Support

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Strategic Acquisition Criteria

Leading Technology

Customer Base

Distribution & Support

© 2003 EMC Corporation. All rights reserved. 9

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EMC & Legato: Great Strategic Fit

~450 Software engineers
Leading Technology
Customer Base
Distribution & Support
~31,000 customers
~500 Customer Facing Personnel
~400 Channel Partners

Additional Software "DNA"

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EMC & Legato: Great Strategic Fit

~450 Software engineers

Leading Technology

Customer Base

~31,000 customers

Distribution & Support

~500 Customer Facing Personnel

~400 Channel Partners

Additional Software “DNA”

© 2003 EMC Corporation. All rights reserved. 10

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EMC & Legato: Great Product Fit

Enterprise SRM
Storage Infrastructure Software
Data Management Software

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EMC & Legato: Great Product Fit

Enterprise SRM
Storage
Infrastructure
Software

Data
Management
Software

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EMC & Legato: Great Product Fit

Enterprise SRM	Storage Resource Management

Storage Infrastructure Software	Distributed File System Volume Mgmt. and Virtualization Application Monitoring and Availability (Clustering) Network Load Balancing On-Board Replication Server-Based Replication

Data Management Software	Backup and Recovery Media Management Replication Management HSM and Archive Content Management Content Distribution

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EMC & Legato: Great Product Fit

		EMC²
Enterprise SRM	Storage Resource Management	ControlCenter Family / VisualSAN / VisualSRM
Storage Infrastructure Software	Distributed File System	HighRoad
	Volume Mgmt. and Virtualization	PowerPath Volume Manager
	Application Monitoring and Availability (Clustering)	
	Network Load Balancing	PowerPath
	On-Board Replication	SRDF / TimeFinder / SnapView / MirrorView / SANCopy
	Server-Based Replication	
Data Management Software	Backup and Recovery	EDM
	Media Management	
	Replication Management	Replication Manager / Symmetrix Data Mobility Manager
	HSM and Archive	Avalon
	Content Management	
	Content Distribution	OnCourse

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EMC & Legato: Great Product Fit

[GRAPHIC]
Enterprise SRM	Storage Resource Management	ControlCenter Family / VisualSAN / VisualSRM

Storage Infrastructure Software	Distributed File System Volume Mgmt. and Virtualization	HighRoad PowerPath Volume Manager
Application Monitoring and Availability (Clustering)
	Network Load Balancing	PowerPath
	On-Board Replication	SRDF / TimeFinder / SnapView / MirrorView / SANCopy
Server-Based Replication

Data Management Software	Backup and Recovery Media Management Replication Management HSM and Archive Content Management	EDM Replication Manager / Symmetrix Data Mobility Manager Avalon
	Content Distribution	OnCourse

© 2003 EMC Corporation. All rights reserved. 13

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EMC[2] where information lives

EMC & Legato: Great Product Fit

		EMC[2] / LEGATO	
Enterprise SRM	Storage Resource Management	ControlCenter Family / VisualSAN / VisualSRM	
Storage Infrastructure Software	Distributed File System	HighRoad	
	Volume Mgmt. and Virtualization	PowerPath Volume Manager	
	Application Monitoring and Availability (Clustering)	Application Availability Manager / Co-Standby Server	
	Network Load Balancing	PowerPath	
	On-Board Replication	SRDF / TimeFinder / SnapView / MirrorView / SANCopy	
	Server-Based Replication	RepliStor	
Data Management Software	Backup and Recovery	EDM	NetWorker
	Media Management	AlphaStor	
	Replication Management	Replication Manager / Symmetrix Data Mobility Manager	
	HSM and Archive	Avalon	DiskXtender / EmailXtender / ArchiveXtender
	Content Management	ApplicationXtender	
	Content Distribution	OnCourse	

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EMC & Legato: Great Product Fit

[GRAPHIC]
Enterprise SRM	Storage Resource Management	ControlCenter Family / VisualSAN / VisualSRM

Storage Infrastructure Software	Distributed File System Volume Mgmt. and Virtualization Application Monitoring and Availability (Clustering) Network Load Balancing On-Board Replication	HighRoad PowerPath Volume Manager Application Availability Manager / Co-Standby Server PowerPath SRDF / TimeFinder / SnapView / MirrorView / SANCopy
	Server-Based Replication	RepliStor

Data Management Software	Backup and Recovery Media Management Replication Management HSM and Archive	EDM NetWorker AlphaStor Replication Manager / Symmetrix Data Mobility Manager Avalon DiskXtender / EmailXtender / ArchiveXtender
	Content Management	ApplicationXtender
	Content Distribution	OnCourse

© 2003 EMC Corporation. All rights reserved. 14

EMC & Legato: Integration aspects

Leadership

•	Legato will be a division of EMC

•	David Wright joins EMC as President of Legato division and EVP of EMC

•	Development brought together under one team matrixed with Mark Lewis

© 2003 EMC Corporation. All rights reserved. 15

EMC & Legato: Integration aspects

Product

•	EMC will continue to support EDM

•	NetWorker will become our primary backup/recovery offering… we will incorporate key EDM features

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EMC & Legato: Integration aspects

Go to market

•	Legato’s sales/distribution, led by David Wright, to remain independent to maintain the focus on this open software
–	Will continue to leverage Legato’s strong channel partners and brand

•	We will leverage our enterprise account presence and direct sales organization to accelerate revenue growth

•	Over time, the independent selling capability will be leveraged to sell additional Open Software products

© 2003 EMC Corporation. All rights reserved. 17

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The Legato Perspective

David B. Wright
Legato Chairman, President & CEO

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The Legato Perspective

David B. Wright

Legato Chairman, President & CEO

© 2003 EMC Corporation. All rights reserved. 18

Why Now for Legato? Why EMC?

Why Now for Legato?

•	Customers demanding complete solutions to manage all their information
–	Lower TCO
–	Managing complexity/compliance needs

•	Legato well-positioned in core markets and in high-growth opportunities in content and messaging management

•	However… the combined opportunity is greater
–	Create the most complete ILM software vendor in the industry
–	More resources to capture market opportunities
–	Accelerate growth and profitability

© 2003 EMC Corporation. All rights reserved. 19

Why Now for Legato? Why EMC?

Why EMC?

•	Common approach to Information Lifecycle Management, with focus on delivering protection, availability and access solutions around key customer pain points

•	EMC’s scale…
–	Extensive R&D resources
–	Global distribution and world-class support
–	Financial strength

•	Highly complementary fit (products, sales)

•	Cultural fit—we know the team well

•	EMC’s commitment to Open Software
–	Legato to operate as a division of EMC to maximize software sales

© 2003 EMC Corporation. All rights reserved. 20

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Transaction Summary

Bill Teuber
Executive Vice President & CFO

© 2003 EMC Corporation. All rights reserved.

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Transaction Summary

Bill Teuber

Executive Vice President & CFO

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EMC and Legato: Transaction Summary

Deal Structure:	All stock transaction

Exchange Ratio:	0.9 EMC shares per LGTO share

Expected Closing :	Early Q4 2003

Ownership:	EMC Shareholders: >95%

Current Value :	Approximately $1.3 Billion

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EMC and Legato: Transaction Summary

•	Value of transaction will be finalized using the average of the closing price several days pre and post -announcement

•	Allocation of purchase price is subject to appraisal

•	Based on yesterday’s closing stock price, the transaction would result in approximately:
–	$125-$175M of intangible assets
–	$30-$60M (primarily) in-process R&D
–	$1.0-$1.1B of goodwill

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Financial Details – Last 4 Quarters (Q2’02-Q1’03)

	EMC	Legato	Combined

	$5.5B	$280M	$5.8B
Revenues	Systems—$ 2.996B Software—$1.249B Services—$1.275B	Systems – N/A Software—$138M Services—$142M	Systems—$2.996B Software $ 1.387B Services—$1.417B

SW license revenue as % of total	23%	49%	24%

Assets	$9.6B	$472M	$ 10.1B

Employees	17,200	1,500	18,700

Totals may not foot and may not agree to other schedules due to rounding

© 2003 EMC Corporation. All rights reserved. 24

Financial Highlights

•	Consolidated in financial statements during Q4’03
–	Revenue reported in Multi-platform Software and Services lines
–	In-process R&D expensed in Q4’03

•	Continue to expect to be profitable in every quarter of 2003

•	Slightly accretive to 2004 earnings
–	Predominantly revenue synergies
–	Some cost efficiencies
–	Some improvement in consolidated gross margins

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Q&A

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Q&A

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EMC & Legato: Great Strategic Fit

~450 Software engineers

Leading Technology
Customer Base
Distribution & Support

~31,000 customers

~500 Customer Facing Personnel
~400 Channel Partners

Additional Software "DNA"

© 2003 EMC Corporation. All rights reserved.

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EMC & Legato: Great Strategic Fit

~450 Software engineers

Leading Technology

Customer Base

~31,000 customers

Distribution & Support

~500 Customer Facing Personnel ~400 Channel Partners

Additional Software “DNA”

© 2003 EMC Corporation. All rights reserved. 27